Exhibit 1

News Release

XOMA ANNOUNCES DEPARTURE OF CFO

Berkeley, CA – July 28, 2008 -- XOMA Ltd. (NASDAQ: XOMA), today announced that J. David Boyle II, XOMA’s Vice President of Finance and Chief Financial Officer, has resigned from the company to join another biotechnology company where he will assume broader responsibilities. Mr. Boyle will remain in his position through August 8, 2008 to complete the close of XOMA’s second quarter and the filing of its Form 10-Q. A formal search for the position has been initiated.

Steven Engle, XOMA’s Chairman and Chief Executive Officer, said, “David Boyle has been a strong contributor to XOMA since he joined the company in January 2005.  Under David’s leadership, XOMA strengthened its balance sheet by eliminating all convertible debt and put in place an innovative financing structure that provided cash on a non-dilutive basis. David also played a key role in growing XOMA’s revenues to $84 million last year.  We appreciate his commitment and accomplishments, and wish him well in his new executive role.”

About XOMA
XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies. The Company's expanding pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 629, a synthetic antimicrobial peptide compound derived from bactericidal/permeability-increasing protein.

XOMA's proprietary development pipeline is primarily funded by multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations, and biodefense contracts. XOMA's technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA(r) (efalizumab) for chronic moderate to severe plaque psoriasis, LUCENTIS(r) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(r) (certolizumab pegol) for Crohn's disease.

The Company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA's proprietary Human Engineering(tm) and bacterial cell expression technologies. Bacterial cell expression is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses.
In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of 330 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Certain statements contained herein concerning product development and other similar matters or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.

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Company Contact:	Media & Investors Contact:
Greg Mann	Carolyn Hawley
XOMA	Porter Novelli Life Sciences
510-204-7270	619-849-5375
mann@xoma.com	chawley@pnlifesciences.com